Exhibit (a)(4)

January         , 2003

Dear option holder:

On behalf of American Dental Partners, Inc. (“ADPI”), I am writing to provide you with the results of ADPI’s recent offer to exchange (the “Offer”) outstanding options granted under the Amended and Restated 1996 Stock Option Plan (the “Employee Plan”), the 1996 Time Accelerated Restricted Stock Option Plan (the “TARSOP”), and the Amended and Restated 1996 Directors Stock Option Plan (the “Director Plan”) and having an exercise price of $13.00 per share or more (the “Options”) for new stock options ADPI will grant under the Employee Plan, the TARSOP, and the Director Plan (the “New Options”). All capitalized terms used in this letter which are not otherwise defined herein have the respective meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying ADPI’s offer to exchange dated December 2, 2002 (the “Offer to Exchange”).

The Offer expired at 12:00 midnight, eastern standard time, on Tuesday, December 31, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, ADPI accepted for exchange Options tendered to it for a total of                      Shares and canceled all such Options.

ADPI has accepted for exchange and canceled the number of Options tendered by you equal to the number of Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under either the Employee Plan, TARSOP, or the Director Plan, as applicable, for the number of Shares which is equal to nine-tenths (0.9) of the number of Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that:

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The per Share exercise price of all New Options will equal the market price of the Shares on the Nasdaq National Market as of the date we grant the New Options (i.e., the last reported sale price prior to the new grant date); and

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Regardless of whether the Options you tendered were vested, the New Options will have a two-year vesting schedule that will begin on the date we grant the New Options, so that your right to purchase one-half of the Shares subject to the New Options will vest on the first anniversary of the grant date, and your right to purchase the remaining one-half of the Shares subject to the New Options will vest on the second anniversary of the grant date.

In accordance with the terms of the Offer, ADPI will grant you the New Option on or about July 3, 2003. At that time, as described in the Offer to Exchange, you will receive a New Option Agreement executed by ADPI.

In accordance with the terms of the Offer, you must be an employee of ADPI or one of its subsidiaries from the date you tendered Options through the New Option grant date in order to receive your New Option under the Employee Plan or the TARSOP. To receive a grant of New Options pursuant to the Offer and under the terms of the Director Plan, you must be a director of ADPI who is not an employee or officer of ADPI or any of its subsidiaries from the date you tendered Options through the New Option grant date. If you cease to be either an employee of ADPI or one of our subsidiaries or a non-employee director of ADPI between the date you tendered Options and the New Option grant date, you will not receive any New Options in exchange for your tendered Options that have been accepted for exchange (which will remain cancelled), and you will also not receive any other consideration for the Options tendered.

If you have any questions about your rights in connection with the grant of a New Option, please contact Breht T. Feigh, Vice President and Chief Financial Officer.

Sincerely,

Gregory A. Serrao
Chairman of the Board,
President, and Chief Executive Officer